Exhibit 99.1

Lilium Announces Pricing of $119M Capital Raise with Investment from Largest
Shareholders, Key Strategic Partners, CEO, and Board Members to Fund
Continued Development of New Electric Aircraft

Munich, Germany, November 18, 2022 – Lilium N.V. (Nasdaq: LILM) (“Lilium” or the “Company”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, today announced the pricing of a $119 million capital raise from existing shareholders, new investors, and strategic partners. Participants include Honeywell and Aciturri as well as LGT and its affiliated impact investor Lightrock, Tencent, B. Riley Securities and certain affiliates thereof. Lilium’s new CEO, Klaus Roewe, as well as three additional board members, Barry Engle, David Wallerstein and Niklas Zenström, are also participating.

The fundraising is a concurrent private placement and registered direct offering (RDO).

Citigroup, B. Riley Securities and Piper Sandler are acting as placement agents for the offerings.

Lilium agreed to issue and sell: (a) an aggregate of 91,524,936 of the Company’s Class A ordinary shares (the “Shares”), at a price of $1.30 per share; and (b) warrants exercisable for an aggregate of 45,762,463 Shares, with an exercise price of $1.30 per share in the private placement and registered direct offerings.

The offerings are expected to close on November 22, 2022, subject to customary closing conditions. Lilium and its officers and directors have agreed to a lockup of 30 days subject to customary exclusions.

The securities in the registered direct offering are being offered by Lilium pursuant to a shelf registration statement on Form F-3 (File No. 333-267719) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which the SEC declared effective on October 12, 2022. A final prospectus supplement related to the registered direct offering will be filed with the SEC, and will be available on the SEC’s website located at http://www.sec.gov or may be obtained from Citigroup, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-800-831-9146, B. Riley Securities, Inc., Attention: Prospectus Department, 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209; Telephone: (703) 312-9580, or by emailing prospectuses@brileyfin.com, or Piper Sandler & Co., Attn: Prospectus Department, 345 Park Avenue, New York, NY 10154, or by telephone at 1-800-747-3924, or by e-mail: prospectus@psc.com. The securities sold in the private placement, including, when issued, the shares underlying the warrants, are being issued pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and have not been registered under the Securities Act or any state or other applicable jurisdiction's securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdiction's securities laws.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of the Shares or warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact Information for Investors:

Folke Rauscher, Head of Investor Relations

investors@lilium.com

Contact Information for Media:

Meredith Bell, Vice President, External Communications

+41 79 432 57 79

press@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and an experienced leadership team. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S.

Important information

No announcements or information regarding the offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of the Shares or the warrants in any jurisdiction where such steps would be required. The issue or sale of the Shares and the warrants, and the subscription for or purchase of the Shares and the warrants, are subject to special legal or statutory restrictions in certain jurisdictions. Lilium is not liable if these restrictions are not complied with by any other person.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Lilium has not authorized any offer to the public of the Shares or the warrants in any member state of the EEA and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the Shares and the warrants described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

Forward-Looking Statements

This communication contains certain forward-looking statements, including, but not limited to, the expected consummation and timing of the offerings described herein and the use of proceeds therefrom. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that the offerings described herein are not consummated on a timely basis or at all as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC as well as other information we file with the SEC. We caution investors not to rely on the forward-looking statements contained in this communication. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above. Investors, potential investors and others should give careful consideration to these risks and uncertainties.